UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang Chief Financial Officer

Date: October 13, 2016

2

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Annual General Meeting

Exhibit 99.3 – Form of Proxy

3

Exhibit 99.1

Noah Holdings Limited to Hold 2016 Annual General Meeting on December 1, 2016

SHANGHAI, October 13, 2016 /PRNewswire/ — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider with a focus on global services for high net worth individuals and enterprises in China, today announced that it will hold its 2016 annual general meeting (“AGM”) of shareholders at the Second Building, No. 1687, Changyang Road, Shanghai, 200090, People’s Republic of China on December 1, 2016 at 2:00 p.m. local time.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss the Company’s affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on October 14th, 2016.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.noahwm.com , or by sending an email to IR@noahwm.com.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the second quarter of 2016, Noah distributed over RMB27.7 billion (US$4.2 billion) of wealth management products. As of June 30, 2016, Noah had assets under management of RMB101.2 billion (US$15.2 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both domestic (RMB) and foreign currencies, including real estate funds and real estate funds of funds, private equity funds of funds, secondary market equity funds of funds and fixed income funds of funds through Gopher Asset Management. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to aspiring high net worth individuals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 1,093 relationship managers across 175 branches and sub-branches in 68 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 114,870 registered clients as of June 30, 2016.

For more information please visit Noah at ir.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

Exhibit 99.2

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 1, 2016

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Noah Holdings Limited (the “Company”) will be held at Second Building, No. 1687 Changyang Road, Shanghai, 200090, People’s Republic of China, on December 1, 2016 at 2:00 p.m. - 4:00 p.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on October 14th, 2016.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.noahwm.com, or by sending an email to IR@noahwm.com.

By Order of the Board of Directors,
Noah Holdings Limited

/s/ Jingbo Wang
Jingbo Wang
Chairman and Chief Executive Officer

Shanghai, China

September 29, 2016

Exhibit 99.3

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

Form of Proxy for Annual General Meeting

To be held on December 1, 2016

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Noah Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0005 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Second Building, No. 1687 Changyang Road, Shanghai, 200090, People’s Republic of China, at 2:00pm-4:00p.m. (local time) on December 1, 2016, or at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Holders of record of our ordinary shares at the close of business on October 14, 2016 (the “Record Date”) are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Steve Zeng, Deputy Director of Investor Relations) at Second Building, No. 1687 Changyang Road, Shanghai, 200090, People’s Republic of China, as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

1

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

Form of Proxy for Annual General Meeting

To be held on December 1, 2016

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                  of

                                                                                                                                                                                    ,

being the registered holder of                                      ordinary shares1, par value US$0.0005 per share, of Noah Holdings Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or                                                   of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Second Building, No. 1687 Changyang Road, Shanghai, 200090, People’s Republic of China.

Dated , 2016	Signature(s)[3]

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

2